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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                              Home Federal Bancorp
           --------------------------------------------------------
                                (Name of Issuer)

                          Common Stock $.01 Par Value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                     436916100
           --------------------------------------------------------
                                 (CUSIP Number)
                         Hart N. Hasten and Mark Hasten
                         3901 W. 86th Street, Suite 470
                         Indianapolis, IN 46268

           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

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Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Group is filing this Amendment to correct a typographical error that exists in the Schedule 13D filed on January 30, 1998. The previous filing incorrectly indicated that members of the Group collectively own 7.4% of Issuer's stock. The sentence should read that the members of the Group collectively own 7.54% of Issuer's stock.